     As filed with the Securities and Exchange Commission on March 22, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                -----------------

                                   UPROAR INC.
                       (Name Of Subject Company (Issuer))

                        FLIPSIDE ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                                 FLIPSIDE, INC.

                                       AND

                                 FLIPSIDE, INC.
                      (Names Of Filing Persons (Offerors))

                                -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title Of Class Of Securities)

                                    916706104
                      (Cusip Number Of Class Of Securities)

                                -----------------

                                 SCOTT TOLLEFSEN
                                    SECRETARY
                                 FLIPSIDE, INC.
                              19840 PIONEER AVENUE
                           TORRANCE, CALIFORNIA 90503
                                 (310) 793-0600

           (Name, Address And Telephone Number Of Person Authorized To Receive Notice And Communications On Behalf Of Filing Persons)

                                -----------------

                                   COPIES TO:
                                 PAUL D. TOSETTI
                                LATHAM & WATKINS
                        633 WEST FIFTH STREET, SUITE 4000
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

                            CALCULATION OF FILING FEE

----------------------------------------- --------------------------------------
          TRANSACTION VALUATION*                AMOUNT OF FILING FEE
          ---------------------                 --------------------
               $141,733,358                           $28,347
----------------------------------------- --------------------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 46,112,442 outstanding shares of common stock of Uproar Inc. at a purchase price of $3.00 per share. The transaction value also includes the offer price of $3.00 per share less approximately $2.42 per share (which is the weighted average exercise price of Uproar's outstanding options which have an exercise price below $3.00) multiplied by 1,400,609 (which is the number of outstanding Uproar options which have an exercise price below $3.00). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filings.

---------------------------------------- ---------------------------------------

Amount Previously Paid: $28,347          Filing Party:  Flipside Acquisition
Form or Registration No.:  Schedule TO                   Corporation and
                                                         Flipside, Inc.
                                         Date Filed:  February 16, 2001
---------------------------------------- ---------------------------------------


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.

/ /      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction to Rule 13a-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on February 16, 2001, as amended by Amendment No. 1 filed on March 14, 2001 and Amendment No. 2 filed on March 19, 2001 (collectively, the "Schedule TO") by Flipside Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Flipside, Inc. ("Flipside"), a Delaware corporation, and Flipside relating to the Purchaser's offer to purchase all of the outstanding shares of common stock of Uproar Inc. (the "Company"), par value $.01 per share (the "Shares"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(1) and
(a)(1)(2), respectively, to the Schedule TO (which are herein collectively referred to as the "Offer"). The information set forth in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11 are hereby amended and supplemented to add the following information:

         "The subsequent offering period to the tender offer expired, as scheduled, at 5:00 p.m., New York City time on Wednesday, March 21, 2001. Based on information provided by the Depositary, 42,637,377 Shares were validly tendered, including guaranteed deliveries, representing approximately 91.8594% of the Company's outstanding Shares. Pursuant to the terms of the Offer, the Purchaser has accepted for payment, and will promptly pay for, all Shares validly tendered in the Offer. On March 22, 2001, Flipside issued a press release announcing the results of the Offer. The full text of Flipside's press release is attached hereto as Exhibit (a)(1)(11) and incorporated herein by reference.

         The remaining outstanding Shares will be acquired pursuant to a merger of the Purchaser with and into the Company. No further action is required by the remaining stockholders of the Company to effect the merger. As a result of the merger, the remaining outstanding Shares (except for Shares held by the Company, Flipside or any of its subsidiaries, or by stockholders exercising dissenter's rights under Delaware law, if available) will be converted into the right to receive $3.00 in cash, without interest, and the Company will thereby become a wholly owned subsidiary of Flipside."

Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

"(a)(1)(11)       Press Release issued by Flipside on March 22, 2001."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FLIPSIDE ACQUISITION CORPORATION

                                       By:  /S/ Scott Tollefsen
                                           ---------------------
                                       Name:  Scott Tollefsen
                                       Title:  Secretary


                                       FLIPSIDE, INC.

                                       By:  /s/ Scott Tollefsen
                                           ---------------------
                                       Name:  Scott Tollefsen
                                       Title:  Secretary


Dated:  March 22, 2001